Hilton Group plc

LOUISE PATTEN HAS TODAY RETIRED AS A NON-EXECUTIVE DIRECTOR OF THE COMPANY. HER INTENTION TO RETIRE WAS ANNOUNCED ON 28 AUGUST 2003. THE BOARD OF DIRECTORS THANKS HER FOR THE SIGNIFICANT CONTRIBUTION SHE HAS MADE TO THE COMPANY OVER THE PAST 10 YEARS.

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